Exhibit 99.1

BANCOLOMBIA ANNOUNCES THE AUTHORIZATION BY THE COLOMBIAN SUPERINTENDENCE OF FINANCE OF THE OFFER OF NON-VOTING PREFERRED SHARES (“PREFERRED SHARES”)

Medellin, Colombia, January 31, 2014

Bancolombia S.A. (“Bancolombia”) announces that the Colombian Superintendence of Finance, by resolution N° 0164 and 0165 dated as of January 30, 2014, approved the terms and conditions of the issuance and the public offer of one hundred and ten million (110.000.000) Preferred Shares.

In accordance with such authorization, Bancolombia’s management has set February 10, 2014 as the estimated date to release the notice pursuant to which the offering begins, which is subject to market’s conditions as of that date.

The preferred shares will not be and have not been registered under the Securities Act of 1933 (the “Act”), and may not be sold nor offered in the United States or to any U.S. Person, as defined in the Regulation S of the Act, absent registration or an applicable exemption to the registration requirements. This press release shall not be construed as an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837